Starrex Mining Corporation Ltd.

Interim Shareholder Report

Six-Months Ended June [redacted]

Financial Condition, Capitalization and Asset

Income for the 6-months ending 30 June 2003 was modest, deriving entirely from investment income -- which continues adversely impacted by low market interest rates. Administration and general expenses increased modestly to $47,960,from $43,804 the previous year. These costs are largely incurred during the course of due diligence investigations of merger and/or acquisition proposals routinely received by Starrex. Accordingly, the reportable net earnings (loss) per share are nominal.

Net working capital, substantially cash and equivalents by way of short term investments, remains about $800,000. At 30 June 2003, the Starrex capital stock (exclusively common shares) in issue consisted of only 3,429,566 shares -- no dilutive securities, including senior, convertible or debt securities, or share purchase warrants or options, are currently outstanding or authorized for issue. The modest,"clean" and widely distributed Starrex capitalization, together with its longer term market "seasoning," is considered an intangible asset of significant value.

Starrex shareholders recently received and now hold a significant personal stake in InterStar Mining Group Inc. common shares -- and the Company retains 1,168,970 InterStar shares, or 5.6% of its issued capital (about one-third InterStar share for each Starrex share). InterStar maintains its ownership position in the large, high grade Tambao (Burkina Faso; French West Africa) manganese mine -- and has recently diversified by way of contracting a control ownership position in a promising medical device development firm.

At Star Lake, the residual Starrex interest in the fully reclaimed minesite and mining claim block has been consolidated with a widespread number of other gold-prospective lands in the Star Lake region. A new company -- Golden Band Resources Inc. -- now owns all the claim blocks and is operating a joint exploration program this summer. Starrex holds 116,109 common shares and 29,027 share purchase warrants in Golden Band.

Efforts to conclude a new business combination transaction are ongoing. Our open market share trading price remains low and does not reflect our several non-cash assets. Further, there is a real, though intangible, value inherent in our modest capitalization -- and in our extensive shareholder distribution in Canada and the U.S.

On Behalf of the Board:
Per: S. Donald Moore, President
28 August 2003

dw 10/29

STARREX MINING CORPORATION LTD.

BALANCE SHEETS AS AT JUNE 30, 2003 AND MARCH 31, 2003

(Prepared from Company Records)

UNAUDITED

	Unaudited June 30, 2003	Unaudited March 31, 2003
ASSETS		
Current		
Cash	$ 19,492	$ 37,869
Short-term investments (quoted market value-$997,890) (March 31, 2003-$994,280)	997,890	994,280
Other receivables	599	50
	1,017,981	1,032,199
INVESTMENTS	87,494	87,494
CAPITAL ASSETS		
Office equipment, net	648	684
	$ 1,106,123	$ 1,120,377
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 265,782	$ 264,307
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized:		
An unlimited number of Common Shares; without par value		
Issued and Outstanding:		
3,429,566 Common Shares	1,203,723	1,203,723
Deficit account	(363,382)	(347,653)
	840,341	856,070
	$ 1,106,123	$ 1,120,377

STARREX MINING CORPORATION LTD.

Statement of Operations and Deficit and Retained Earnings
(Prepared from the Company Records)

Unaudited

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
INCOME				
Investment Income	$ 8,162	$ 5,368	$ 14,645	$ 10,601
EXPENSES				
Administrative	23,855	21,699	47,320	43,714
Interest Charges	- 0 -	- 0 -	- 0 -	- 0 -
Depreciation	36	45	72	90
	23,891	21,744	47,960	43,804
Loss before the undernoted item	(15,729)	(16,376)	(33,315)	(33,203)
Share of Loss of Affiliated company	- 0 -	(7,932)	- 0 -	(16,030)
Loss for the Period	(15,729)	(24,308)	(33,315)	(49,233)
(Deficit) Retained Earnings at Beginning of Period	(347,653)	573,304	(330,067)	598,229
(Deficit) Retained Earnings at End of Period	($ 363,382)	$584,996	($ 363,382)	$548,996
Loss per Share	(0.4 cts.)	(0.7cts.)	(0.97cts.)	(1.44cts.)

Notes:

(1) At June 30, 2003 there were 3,429,566 common shares issued and outstanding (June 30, 2002 -- 3,429,566 common shares).

(2) Certain comparative figures for the period may have been reclassified to the current period's presentation.

STARREX MINING CORPORATION LTD.

Statement of Cash Flows
(Prepared from the Company Records)

Unaudited

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Net (Outflow) Inflow of Cash related to the following activities				
OPERATING				
Loss for the period	($15,729)	($24,308)	($33,315)	($49,233)
Items not affecting Cash				
Depreciation	36	45	72	91
Share of Loss of Affiliated Company	- 0 -	7,932	- 0 -	16,030
	(15,693)	(16,331)	(33,243)	(33,112)
Changes in non-cash operating working capital items				
Other receivables	(549)	- 0 -	(549)	- 0 -
Accounts payable and accrued liabilities	1,475	2,462	10,740	757
	926	2,462	10,191	757
Financing				
Due to Financial Institution	- 0 -	(11,821)	- 0 -	- 0 -
Investing				
Short-term investments	(3,610)	53,391	1,560	51,851
Decrease (Increase) in Cash	(18,377)	27,701	(21,492)	19,496
Cash, beginning of Period	37,869	5,348	40,984	13,553
Cash, end of Period	$ 19,492	$ 33,049	$ 19,492	$33,049
Supplemental Disclosure of Cash Flow Information				
Cash received from interest	$ 8,612	$ 5,368	$ 14,645	$10,601
Cash interest paid	$ - 0 -	$ - 0 -	$ 568	$ - 0 -